Exhibit 99.1

Naked Brand Group Limited

ACN 619 054 938

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10:00am (AEST)

DATE:	Friday, 20 August 2021

VENUE:	BDO Sydney, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is given that the Annual General Meeting of Naked Brand Group Limited (ACN 619 054 938) will be held at BDO Sydney, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia on Friday, 20 August 2021 at 10:00am (Sydney time) (Thursday, 19 August 2021 at 8:00pm (New York time)).

BUSINESS OF THE MEETING

Shareholders are invited to consider the following items of business at the Annual General Meeting.

Financial and related reports

Description	To receive and consider the Financial Report of the Company and its controlled entities and the related Directors’ Report and Auditor’s Report in respect of the financial year ended 31 January 2021.

Resolution 1	Election of Director – Simon Tripp

Description	Mr Simon Tripp, who was appointed as a non-executive director of the Company on 19 January 2021, retires as a Director at the Meeting and offers himself for election as a Director pursuant to Rule 19.3(h)(i) of the Constitution.

Resolution (ordinary)	To consider and, if thought fit, to pass the following resolution as an ordinary resolution in accordance with Rule 19.3(f) of the Constitution: “THAT Mr Simon Tripp is elected as a Director.”

QUESTIONS FROM SHAREHOLDERS

In order to provide an equal opportunity for all shareholders to ask questions of the Board, we ask you to submit in writing any questions to the Company. Please send your questions via email or mail to:

Company Secretary

Naked Brand Group Limited

Level 61, MLC Centre

25 Martin Place

Sydney NSW 2000, Australia

agm2021@nakedbrands.com

Written questions must be received by no later than 10:00am (Sydney time) on Friday, 13 August 2021 (8:00pm (New York time) on Thursday, 12 August 2021). Your questions should relate to matters that are relevant to the business of the Meeting, as outlined in this Notice and Explanatory Memorandum.

In accordance with the Corporations Act and the Company’s policy, a reasonable opportunity will also be provided to shareholders attending the Meeting to ask questions about, or make comments upon, matters in relations to the Company.

During the course of the Meeting, the Chair will seek to address as many shareholder questions as reasonably practicable, and where appropriate, will give a representative of the auditor the opportunity to answer written questions addressed to it. However, there may not be sufficient time to answer all questions at the Meeting. Please note that individual responses may not be sent to shareholders.

VOTING INFORMATION

Registered Ownership and Beneficial Ownership

If your shares are registered in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the “registered owner” for those shares. If you are the registered holder of your shares, you have the right to vote your shares by proxy or to attend the Meeting and vote in person.

If your shares are held through a bank, broker or other nominee, then you are considered to hold your shares in “street name.” While you are the “beneficial owner” of those shares, you are not considered the registered owner. As the beneficial owner of the shares, you have the right to instruct your bank, broker or other nominee how to vote your shares. However, since you are not the registered owner of your shares, you may not attend the Meeting and vote these shares in person unless you obtain a “legal proxy” through your bank, broker or other nominee.

If you are a beneficial owner and do not provide your bank, broker or other nominee with voting instructions and do not obtain a “legal proxy” from your bank, broker or other nominee, under the rules of various national and regional securities exchanges, the bank, broker or other nominee may generally vote on routine matters but cannot vote on non-routine matters. If the bank, broker or other nominee that holds your shares votes on one or more matters, but does not receive instructions from you on how to vote your shares on one or more non-routine matters, the bank, broker or other nominee will inform us that it does not have the authority to vote on such non-routine matters with respect to your shares. This is generally referred to as a “broker non-vote.” We do not expect any broker non-votes at the Meeting, even if Resolution 1 is considered non-routine as expected. In such event, banks, brokers and nominees will not be able to vote on any matters at the Meeting, and accordingly will not vote at all, unless they receive voting instructions from the beneficial owners.

Entitlement to vote at the Annual General Meeting

You will be entitled to attend and vote at the Annual General Meeting if you are registered as a Shareholder of the Company as at 10:00am (Sydney time) on Wednesday, 18 August 2021 (8:00pm (New York time) on Tuesday, 17 August 2021), the record date, subject to any applicable voting exclusion. This is because, in accordance with the Corporations Regulations 2001 (Cth), the Board has determined that the Shares on issue at that time will be taken, for the purposes of the Meeting, to be held by the persons who held them at that time, which must not be more than 48 hours before the meeting. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

Eligible shareholders or their proxies and attorneys wishing to vote in person should attend the Meeting and are asked to arrive at least 30 minutes prior to commencement of the Meeting so that their Shareholding may be checked against the register and their attendance recorded.

If you hold your ordinary shares in street name and you wish to vote in person at the Meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

Voting by proxy

(a)	A shareholder entitled to attend and vote at the Meeting may appoint one proxy or, if the shareholder is entitled to cast 2 or more votes at the Meeting, 2 proxies, to attend and vote instead of the shareholder.

(b)	Where 2 proxies are appointed to attend and vote at the Meeting, each proxy may be appointed to represent a specified proportion or number of the shareholder’s voting rights at the Meeting.

(c)	A proxy need not be a shareholder of the Company.

(d)	A proxy may be an individual or a body corporate. If a body corporate is appointed, the proxy form must indicate the full name of the body corporate and the full name or title of the individual representative of the body corporate for the Meeting.

(e)	A proxy form accompanies this notice. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience. The proxy form also may be returned by email. For the proxy form to be valid it must be signed, dated and received, together with the power of attorney or other authority (if any) under which the form is signed, or a (notarially) certified copy of that power of attorney, by 10:00am (Sydney time) on Wednesday, 18 August 2021 (8:00pm (New York time) on Tuesday, 17 August 2021):

Post to:	Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741
Email to:	proxy@continentalstock.com

(f)	A proxy also may be submitted by Internet or by telephone by following the instructions set forth on the proxy form. To be valid, a proxy submitted by Internet or by telephone must be submitted by the date and time set forth on the proxy form.

If you hold your ordinary shares in street name and you wish to vote by proxy, please follow the directions provided to you by your bank, broker or other nominee in order to instruct your bank, broker or other nominee how to vote your shares.

If you vote by proxy in accordance with paragraph (e) or (f), you will have designated Justin Davis-Rice, our Executive Chairman and Chief Executive Officer, as your proxy to attend the Meeting and vote in your stead. Any proxy given pursuant to this solicitation and received in time for the Meeting will be voted in accordance with your specific instructions. If you provide a proxy, but you do not provide specific instructions on how to vote on each proposal, the proxy holder will vote your shares in favour of Resolution 1. With respect to any other proposal that properly comes before the Meeting, the proxy holders will vote in their own discretion according to their best judgment, to the extent permitted by applicable laws and regulations.

WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE REQUESTED BY THE BOARD TO PROMPTLY RETURN THE ENCLOSED PROXY FORM, OR TO SUBMIT YOUR PROXY BY INTERNET OR PHONE. SHAREHOLDERS WHO EXECUTE PROXIES RETAIN THE RIGHT TO REVOKE THEM AT ANY TIME PRIOR TO THE VOTING THEREOF.

PLEASE NOTE: IF YOUR SHARES ARE HELD IN STREET NAME, YOUR BROKER, BANK OR OTHER NOMINEE CANNOT VOTE YOUR SHARES ON NON-ROUTINE ITEMS OF BUSINESS, SUCH AS THE ELECTION OF DIRECTORS, UNLESS YOU INSTRUCT YOUR NOMINEE HOW TO VOTE IN ACCORDANCE WITH THE DIRECTIONS YOU RECEIVE FROM YOUR NOMINEE.

Quorum and Voting Rights

Two or more shareholders present at the Meeting and entitled to vote on a resolution at the Meeting shall constitute a quorum. Each share is entitled to one vote upon all items of business to be acted upon at the Meeting.

Required Vote

Approval of an ordinary resolution requires the affirmative vote of a majority of the votes cast.

Any shares that are not voted (whether by abstention, broker non-vote or otherwise) will have no effect on an ordinary resolution or a special resolution. A “broker non-vote” occurs when your ordinary shares are held in street name and the bank, broker or other nominee does not have authority to vote on an item of business on your behalf. This may occur if the item of business is non-routine, and you do not provide voting instructions to your bank, broker or other nominee. See “Registered Ownership and Beneficial Ownership” above.

Revoking a Proxy

You may revoke any proxy by notifying the Company in writing by mail at Attention: Directors, Naked Brand Group Limited, Level 61, MLC Centre, 25 Martin Place, Sydney NSW 2000, Australia, or by email at proxy@continentalstock.com. You also may revoke any proxy by submitting a later-dated proxy or by voting in person at the meeting. Attendance at the Meeting does not alone serve to revoke a proxy. For a written revocation or later-dated proxy to be valid, it must be received by 10:00am (Sydney time) on Wednesday, 18 August 2021 (8:00pm (New York time) on Tuesday, 17 August 2021).

If you hold your shares in street name, please follow the directions provided to you by your bank or broker in order to revoke your voting instructions.

OTHER INFORMATION

Costs

We will bear the cost of preparing, printing, assembling and mailing these materials, the proxy card, and any other material which may be sent to shareholders in connection with our Annual General Meeting. It is contemplated that brokerage houses will forward these materials and the proxy card to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Important Notice Regarding Availability of Meeting Materials

The Meeting materials, including the notice and explanatory statement, are available at our corporate website, ir.nakedbrands.com. You may also obtain a copy of these materials and the proxy card, free of charge, by contacting us by mail at Attention: Company Secretary, Naked Brand Group Limited, Level 61, MLC Centre, 25 Martin Place, Sydney NSW 2000, Australia by email at proxy@continentalstock.com.

Shareholder Communications with the Board

The Board maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board, or any individual director must mail a communication addressed to the attention of the Board or the individual director, Attention: Directors, Naked Brand Group Limited, Level 61, MLC Centre, 25 Martin Place, Sydney NSW 2000, Australia. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual and other reports and documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Proxy voting by the Chair

The Chairman intends to vote all undirected proxies in favour of each Resolution.

Voting by Corporate Representatives

A body corporate may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act, in which case the Company will require a certificate of appointment of the corporate representative executed in accordance with the Corporations Act. The certificate of appointment must be lodged with the Company before the Meeting.

DATED: 9 July 2021

BY ORDER OF THE BOARD OF NAKED BRAND GROUP LIMITED

Mark Ziirsen

Company Secretary

Explanatory Memorandum

This Explanatory Memorandum and all attachments are important documents and should be read carefully. If you have any questions regarding the matters set out in this Explanatory Memorandum or the preceding Notice, please contact the Company or your professional adviser.

This Explanatory Memorandum has been prepared for Shareholders in connection with the Annual General Meeting of the Company to be held on Friday, 20 August 2021 at 10:00am (Sydney time) (Thursday, 19 August 2021 at 8:00pm (New York time).

The purpose of this Explanatory Memorandum is to provide Shareholders with information that the Board believes to be material to Shareholders in deciding whether or not to approve the resolutions detailed in the Notice.

1. Financial and related reports

Explanation

Section 317 of the Corporations Act requires the Company’s Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 31 January 2021 to be laid before the Company’s Annual General Meeting.

The Financial Report contains the consolidated financial statements of the Company and its controlled entities. A copy of the Company’s Financial Report, Director’s Report and Auditor’s Report will be published on the Company’s website at ir.nakedbrands.com prior to the Meeting.

There is no requirement for a formal resolution on this item. However, Shareholders attending the Meeting will be given a reasonably opportunity to ask questions on the reports.

2. Resolution 1 – Re-election of director – Mr Simon Tripp

Explanation

Rule 19.2(a) of the Constitution provides that the Directors may appoint any individual to be a Director, either as an addition to the existing Directors or to fill a casual vacancy. Rule 19.2(b) provides that a Director appointed under rule 19.2, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment. Rule 19.3(f) provides that the Company may by resolution at an annual general meeting fill an office vacated by a director under rule 19.2(b) by electing or re-electing an eligible person to that office. Rule 19.3(h)(i) provides that a person is eligible for election to the office of a Director at a general meeting if the person is in office as a Director immediately before that meeting.

Mr Tripp was appointed as a non-executive director of the Company on 19 January 2021 pursuant to Rule 19.2(a) of the Constitution and therefore retires as a Director at the Meeting. Mr Tripp, being eligible, offers himself for re-election as a Director pursuant to Rule 19.3(h)(i).

About Mr Tripp	Mr Tripp has an honours degree in Chemical Engineering from Cape Town University and an MBA from Massey University in New Zealand. Simon has an extensive background in investment banking and capital markets. He was previously a director of Ord Minnett (subsequently acquired by JP Morgan) in Sydney where he was involved in many significant transactions involving IPO’s, capital raisings, M&A and divestments across many sectors including aviation, media, tourism, property and financial services. Mr Tripp then established a fund with two other partners that raised the funding for and developed the Citibank Centre, a major commercial and retail centre in the Sydney CBD. The development was listed on the Australian ASX. During this time, the fund also managed the Sydney Olympic Stadium and Mr Tripp was on the board of the stadium during the Sydney 2000 Olympics. Since divesting his interests in the fund, Mr Tripp has been involved in a number of venture capital deals across many sectors including financial services, mining, retail and property.

Recommendation	The Board, with Mr Tripp abstaining on making a recommendation under Resolution 1, recommends that the shareholders VOTE IN FAVOUR of this resolution.

Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 1.

GLOSSARY

In this Notice and the Explanatory Memorandum:

Auditor’s Report	means the auditor’s report on the Financial Report.

Board	means the board of Directors.

Company	means Naked Brand Group Limited (ACN 619 054 938).

Constitution	means the Constitution of the Company as at the commencement of the Meeting.

Corporations Act	means the Corporations Act 2001 (Cth).

Director	means a director of the Company.

Directors’ Report	means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Explanatory Memorandum	means the Explanatory Memorandum attached to the Notice.

Financial Report	means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Meeting	means the Company’s 2021 Annual General Meeting.

Notice	means this notice of Meeting.

SEC	means the U.S. Securities and Exchange Commission.

Shareholder	Means a shareholder of the Company.

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